Exhibit 99.2

FOR IMMEDIATE RELEASE

DFS Joins City of Dreams to Operate Retail Mall

HONG KONG, MACAU — Tuesday 20 January, 2009: City of Dreams today announced DFS (“DFS”) as the official retail operator of its phase one retail areas.
City of Dreams is an integrated entertainment resort set to become the “must experience” destination in Macau. It is being developed by Melco Crown Entertainment Limited, (NASDAQ: “MPEL”) (“MPEL”), an entertainment company listed on the NASDAQ Global Select Market.
City of Dreams is scheduled to open in the first half of 2009 and will feature The Boulevard™, a “lifestyle precinct” offering a combination of regional and international dining, outstanding shopping, as well as the most spectacular and iconic entertainment Macau has ever seen.
DFS is the world’s leading travel retailer possessing exceptional expertise, professionalism and experience with the world’s most luxurious brands. City of Dreams is collaborating with DFS to develop Phase One of The Boulevard™’s approximately 85,000 square feet of retail space into an inspirational shopping experience in Macau.
Designed with a retail mindset, the contemporary precinct will be home to some of the world’s most sought-after and acclaimed brands and will group Fashion Ready to Wear, Accessories, Jewellery, Watches and Beauty in distinct zones, offering shoppers a convenient and user-friendly experience.
Lawrence Ho, Co-Chairman and Chief Executive Officer of MPEL, said, “DFS already has a proven track record in delivering the very best in client servicing, as evidenced by the DFS offerings around the world. Through their extensive experience in the region, DFS also have a deep understanding of the core customer demographic that will be visiting City of Dreams.”
“Macau’s recent tourism growth has included a major influx of visitors from the Mainland China, Hong Kong, Taiwan, Japan, Korea and other countries in Asia where DFS has an established presence and reputation for excellent service and quality satisfaction. Lawrence Ho explained. “We are confident that DFS will add to City of Dreams a unique and world-class shopping experience to be admired by our distinct clientele.”
Ed Brennan, Chairman and CEO of DFS Group Limited said, “DFS is the world’s largest luxury travel retailer focusing on the multinational travelling client. Our goal is to deliver luxury multi-brand statements which resonate with travelling customers, specifically in Macau and the City of Dreams resort. The collaboration between DFS and City of Dreams reinforces a shared commitment to Macau and its position as the fastest growing leisure destination in the region.”
The Boulevard™, which directly links the hotels and casinos within the City of Dreams, consists of two levels in which DFS will showcase many of the world’s premier luxury brands, delivering a superior shopping and lifestyle experience to visitors of City of Dreams.
The retail environment will comprise two distinct shopping areas, Fashion Ready to Wear and Accessories World on level one and the Watches & Jewellery World on level two.

Fashion Ready to Wear and Accessories World will feature up-to-the-minute lines from seven iconic fashion houses and accessories brands including Bally, Burberry, Coach, Polo Ralph Lauren, Salvatore Ferragamo, Tumi and Valentino.
Within the Watches & Jewellery World, style lovers will find exquisite products including Chaumet, Chopard, Chow Tai Fook, Hublot, IWC, Omega, Rolex and Tag Heuer.
With highly-trained, specialized staff and a special white glove personalized shopping service, DFS plans to provide City of Dreams with the same exclusive VIP and specialized services it offers in its leading luxury environments around the world, to ensure the ultimate in pampered pleasure shopping experiences in Macau.
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Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on April 9, 2008 and other documents filed with the Securities and Exchange Commission. MPEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.
About City of Dreams
City of Dreams is being developed by Melco Crown Entertainment Limited (ticker “MPEL”), an entertainment company listed on the NASDAQ Global Select Market, and will be an integrated entertainment resort that is set to become the “must experience” destination in Macau. Combining electrifying entertainment, stylish nightclubs, a diverse array of accommodation, regional and international dining, world-class shopping and a spacious and contemporary casino, City of Dreams will usher in a new era of gaming and entertainment when it opens in Cotai during the first half of 2009. The resort brings together a dream team of world-renowned brands such as Crown, Grand Hyatt, Hard Rock and Dragone to create an exceptional entertainment experience that will appeal to the broadest spectrum of visitors from around Asia and the world. The initial opening of City of Dreams will feature a 420,000-square-foot casino with approximately 550 gaming tables and approximately 1,500 gaming machines; over 20 restaurants and bars; an impressive array of some of the world’s most sought-after retail brands; and an iconic and spectacular audio visual multimedia experience; the Crown Towers Hotel offering approximately 300 guest rooms and the Hard Rock Hotel offering approximately 300 guest rooms. Grand Hyatt Macau offering approximately 800 guest rooms will be completed in the third quarter of 2009 and a Dragone inspired theatre production will open in the purpose-built Theatre of Dreams soon thereafter. The final planned phase of development at City of Dreams will feature an apartment hotel consisting of approximately 800 units. For more information please visit: www.cityofdreams.com.mo
About DFS
DFS Group Limited, headquartered in Hong Kong, is the world’s largest luxury travel retailer. With more than 150 stores in 15 countries, most in cosmopolitan and resort locations throughout Asia-Pacific, DFS Gallerias offer a luxurious shopping experience and incomparable services to discerning clients. For more information please visit: www.dfsgalleria.com
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For media enquiries, please contact:

Fleishman-Hillard Hong Kong

Tracy Cheung		Louisa Wong
Tel:	(852) 2111 3567	Tel:	(852) 2111 3170
Mobile:	(852) 9366 7761	Mobile:	(852) 9144 3513
Email:	tracy.cheung@fleishman.com	Email:	louisa.wong@fleishman.com

City of Dreams

Jennifer Lam		Tippy Leung
Tel:	(853) 8868 8989	Tel:	(853) 8868 8954
Mobile:	(853) 6262 5941	Mobile:	(853) 6262 5197
	(852) 9856 5941		(852) 9845 5197
E-mail:	jlam@cod-macau.com	E-mail:	tippyleung@cod-macau.com

DFS Group (Hong Kong)

Maryanne Igasan
Tel:	(852) 2732 5334
Email:	maryanne.igasan@dfs.com